EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY
Computation of Ratio of Earnings to Fixed Charges
January 1, 2005 – March 31, 2010
(Thousands, except ratio of earnings to fixed charges)
(Unaudited)

						12 Months	Three Months(1)
						Ended	Ended
	Year Ended December 31,					March 31,	March 31,
	2009	2008	2007	2006	2005	2010	2010
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,447	$33,605	$34,294	$34,651	$34,330	$38,851	$9,834
Other Interest	1,937	4,022	4,116	4,648	2,665	1,409	288
Amortization of Debt
Discount and Expense	1,503	700	711	716	808	1,752	443
Interest Portion of Rentals	1,735	1,551	1,523	1,465	1,357	1,737	409
Total Fixed Charges, as defined	$42,622	$39,878	$40,644	$41,480	$39,160	$43,749	$10,974
Earnings, as defined:
Net Income	$75,122	$69,525	$74,497	$63,415	$58,149	$71,367	$43,608
Taxes on Income	46,671	40,678	44,060	36,234	32,720	47,879	30,036
Fixed Charges, as above	42,622	39,878	40,644	41,480	39,160	43,749	10,974
Total Earnings, as defined	$164,415	$150,081	$159,201	$141,129	$130,029	$162,995	$84,618
Ratio of Earnings to Fixed Charges	3.86	3.76	3.92	3.40	3.32	3.73	7.71

(1)A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.